Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
	2015	2014	2013	2012	2011
Earnings
Income before income taxes	$1,460,366	$1,222,182	$1,058,942	$941,521	$815,773
Fixed charges	177,655	171,641	163,290	135,495	121,157
Less: Capitalized interest	(7,423)	(11,480)	(10,644)	(6,064)	(4,666)
Adjusted earnings	$1,630,598	$1,382,343	$1,211,588	$1,070,953	$932,264

Fixed charges
Interest expense	$62,954	$63,188	$58,164	$44,909	$31,378
Amortization of debt issuance costs	1,598	1,582	1,554	1,355	1,453
Interest portion of rent expense	113,103	106,871	103,572	89,232	88,326
Total fixed charges	$177,655	$171,641	$163,290	$135,495	$121,157

Ratio of earnings to fixed charges	9.2x	8.1x	7.4x	7.9x	7.7x